QIAGEN N.V.

Proxy for Annual General Meeting of Shareholders
to be held June 24, 2026

THIS PROXY IS SOLICITED ON BEHALF OF
THE MANAGING BOARD AND SUPERVISORY BOARD

THE UNDERSIGNED hereby appoints an independent attorney, Ms. Lea Schuermann of Linklaters LLP, and each attorney employed by Linklaters LLP, or either of them individually and each of them with full power of substitution, as proxies to vote for and on behalf of the undersigned at the Annual General Meeting of Shareholders of QIAGEN N.V. (the "Company") to be held on Wednesday, June 24, 2026, at 9:00 (Amsterdam time) at Maaspoort, Oude Markt 30, 5911 HH Venlo, the Netherlands, upon and with respect to all QIAGEN Shares to which the undersigned would be entitled to vote and act if personally present. The undersigned hereby directs the proxies to vote in accordance with their judgment on any matters which may properly come before the meeting, all as indicated in the Notice of the meeting, receipt of which is hereby acknowledged, and to act on the following voting matters set forth in such Notice as specified by the undersigned.

If no direction is given, this proxy will be voted FOR election of the Managing Directors and Supervisory Directors and FOR Proposals 1, 2, 3, 4, 5, 8, 9, 10, 11, 12, 13 and 14.

(Continued and to be signed on the reverse side.)